Filed Pursuant to Rule 433
Registration Nos. 333-148239 and 333-148239-01
December 1, 2009
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated December 1, 2009)

Issuer:	NiSource Finance Corp.

Guarantor:	NiSource Inc.

Security:	6.125% Notes due 2022

Ratings:	Baa3 (stable)/BBB– (stable)/BBB– (stable) (Moody’s/Standard & Poor’s/Fitch)*

Size:	$500,000,000

Public Offering Price:	99.569%

Maturity:	March 1, 2022

Treasury Benchmark:	3.375% due November 15, 2019

US Treasury Yield:	3.277%

Spread to Treasury:	T+290 basis points

Re-offer Yield:	6.177%

Optional Redemption Terms:	Make-whole call at Treasury plus 45 basis points

Coupon:	6.125%

Interest Payment Dates:	March 1 and September 1 of each year beginning March 1, 2010

Initial Interest Accrual Date	December 4, 2009

Format:	SEC Registered

Transaction Date:	December 1, 2009

Expected Settlement Date:	December 4, 2009

Joint Lead Managers:	Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. Incorporated
UBS Securities LLC

Senior Co-Managers:	Banc of America Securities LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Wells Fargo Securities, LLC

Co-Managers:	Loop Capital Markets, LLC
Mitsubishi UFJ Securities (USA), Inc.
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.

Relationships:	Because more than 5% of the net proceeds of this offering may be received by Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated, UBS Securities LLC, Banc of America Securities LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Wells Fargo Securities, LLC, Mitsubishi UFJ Securities (USA), Inc. and U.S. Bancorp Investments, Inc., each a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) participating in this offering, this offering will be conducted in compliance with FINRA Rule 2720.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer and guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling NiSource Inc. toll-free at 1-877-647-5990 or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 or UBS Securities LLC toll-free at 1-877-827-6444, ext. 561-3884.